Amendment to Certain Non-Fundamental Investment
Policies
In December 2008, the Board of Directors of the
Company amended certain of the non-fundamental investment policies limiting the concentration of the Companys total assets in any single issuer.
These non-fundamental policies have been amended to read as follows:

(1)	Under normal circumstances, the Company
will not invest more than 16 percent of its
total assets (including any assets acquired
through leverage) in securities of any single
issuer purchased in direct placements.
(2)	Under normal circumstances, the Company
will not invest more than 10 percent of its total assets (including any assets acquired through leverage) in securities of any single issuer acquired in open market purchases.

These investment restrictions shall be applicable at the time of an initial investment and will not apply to concentrations resulting from market fluctuations.